

May 1, 2012

Via E-mail
Mariano Costamagna
Chief Executive Officer
Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017

> **Re: Fuel Systems Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 1-32999**

Dear Mr. Costamagna:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You state on page 16 that you derive revenues from Latin America and the Middle East, regions that can be understood to include Cuba, Iran, Sudan, and Syria. You provide information on pages 13-14 regarding sales into Iran by some of your foreign subsidiaries. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K includes limited disclosure regarding your contacts with Iran, and does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

   Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, whether through direct or indirect arrangements, since your letter to us dated June 11, 2009. Include in your response a description of the products, equipment, components, software, technology, services, and/or information you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments.

2. You state on page 6 and elsewhere that you sell compressors. Compressors appear to be included in the Commerce Control List maintained by the Department of Commerce's Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

3. Please discuss for us the materiality of the contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since your letter to us referenced above. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

Some of our foreign subsidiaries have done, and may continue to do, business in countries subject to U.S. sanctions and embargoes, including Iran, page 13

4. In this risk factor you describe Iran as a country currently subject to sanctions and embargoes imposed by the U.S. government. In future filings please revise the risk factor to note also that Iran is designated by the United States as a state sponsor of terrorism.

5. You state in the last sentence of this risk factor that your subsidiaries' sales to Iran could reduce demand for your stock among certain investors "for political reasons." In future filings please delete the statement as to the reason sales to Iran may reduce demand for your stock among certain investors, or characterize it as your opinion or belief.

Recent Iranian sanctions laws and regulations have adversely affected our revenues and may cause us other adverse consequences, page 14

6. Although you state in the risk factor caption that recent Iranian sanctions laws and regulations "have adversely affected" your revenues, you state in the risk factor that the laws and regulations you cite have "not significantly impacted" your revenues from Iran. Please explain this apparent discrepancy to us, and revise the risk factor in future filings to eliminate or explain the apparent discrepancy.

7. You refer in the risk factor to several specific recent laws and regulations regarding Iran. In future filings, please describe briefly the aspects of these provisions that are relevant to your business with Iran.

8. Please provide us with the revised risk factor language you will include in future filings in response to comments 6 and 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance